UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                            Great Wolf Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    391523107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [_] Rule 13d-1(b)

                [X] Rule 13d-1(c)

                [_] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  391523107
--------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Springbok Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          2,097,017

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          2,097,017

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,097,017

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.8%

12.  TYPE OF REPORTING PERSON*

          OO

--------------------------------------------------------------------------------

CUSIP No.  391523107
--------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Springbok Capital Master Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          1,936,492

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          1,936,492

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,936,492

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.3%

12.  TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

CUSIP No.  391523107
--------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gavin Saitowitz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          2,097,017

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          2,097,017

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,097,017

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.8%

12.  TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

CUSIP No.  391523107
--------------------


Item 1(a).  Name of Issuer:

                 Great Wolf Resorts, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                 122 West Washington Avenue
                 Madison, Wisconsin 53703
            --------------------------------------------------------------------


Item 2(a).  Name of Persons Filing:

                 Springbok Capital Management, LLC
                 Springbok Capital Master Fund, LP
                 Gavin Saitowitz
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                 Springbok Capital Management, LLC
                 130 East 59th Street, 11th Floor
                 New York, NY 10022

                 Springbok Capital Master Fund, LP
                 c/o Springbok Capital Management, LLC
                 130 East 59th Street, 11th Floor
                 New York, NY 10022

                 Gavin Saitowitz
                 c/o Springbok Capital Management, LLC
                 130 East 59th Street, 11th Floor
                 New York, NY 10022

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                 Springbok Capital Management, LLC - Delaware Limited
                   Liability Company
                 Springbok Capital Master Fund, LP - Cayman Islands Limited
                   Partnership
                 Gavin Saitowitz - United States of America
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                 Common Stock, $0.01 par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                 391523107
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) [_]    Broker or dealer registered under Section 15 of the Exchange
                 Act.

      (b) [_]    Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [_] Investment company registered under Section 8 of the Investment Company Act.

      (e) [_]    An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.     Ownership.

                 Provide the following information regarding the aggregate
            number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

                 Springbok Capital Management, LLC - 2,097,017 shares
                 Springbok Capital Master Fund, LP - 1,936,492 shares
                 Gavin Saitowitz - 2,097,017 shares
            --------------------------------------------------------------------

      (b)   Percent of class:

                 Springbok Capital Management, LLC - 6.8%
                 Springbok Capital Master Fund, LP - 6.3%
                 Gavin Saitowitz - 6.8%
            --------------------------------------------------------------------

      (c)   Number of shares as to which Springbok Capital Management, LLC has:

         (i)     Sole power to vote or to direct the vote:              0 shares

         (ii)    Shared power to vote or to direct the vote:    2,097,017 shares

         (iii)   Sole power to dispose or to direct the
                 disposition of:                                        0 shares

         (iv)    Shared power to dispose or to direct the
                 disposition of:                                2,097,017 shares


      (c)   Number of shares as to which Springbok Capital Master Fund, LP has:

         (i)     Sole power to vote or to direct the vote:              0 shares

         (ii)    Shared power to vote or to direct the vote:    1,936,492 shares

         (iii)   Sole power to dispose or to direct the
                 disposition of:                                        0 shares

         (iv)    Shared power to dispose or to direct the
                 disposition of:                                1,936,492 shares


      (c)   Number of shares as to which Gavin Saitowitz has:

         (i)     Sole power to vote or to direct the vote:              0 shares

         (ii)    Shared power to vote or to direct the vote:    2,097,017 shares

         (iii)   Sole power to dispose or to direct the
                 disposition of:                                        0 shares

         (iv)    Shared power to dispose or to direct the
                 disposition of:                                2,097,017 shares


Item 5.     Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                 N/A
            --------------------------------------------------------------------


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                 N/A
            --------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                 If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
            Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                 N/A
            --------------------------------------------------------------------


Item 8.     Identification and Classification of Members of the Group.

                 If a group has filed this schedule pursuant to
            ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                 N/A
            --------------------------------------------------------------------


Item 9.     Notice of Dissolution of Group.

                 Notice of dissolution of a group may be furnished as an
            exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                 N/A
            --------------------------------------------------------------------


Item 10.    Certifications.

            By signing below we certify that, to the best of our belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2008
-----------------------------------
(Date)

SPRINGBOK CAPITAL MANAGEMENT, LLC**

By:  /s/  Gavin Saitowitz
-----------------------------------
   Name:  Gavin Saitowitz
   Title: Managing Member


SPRINGBOK CAPITAL MASTER FUND, LP**

By:  /s/  Gavin Saitowitz
-----------------------------------
   Name:  Gavin Saitowitz
   Title: Managing Member


     /s/  Gavin Saitowitz**
-----------------------------------
          Gavin Saitowitz


----------
** The Reporting Persons disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


The undersigned agree that this Schedule 13G Amendment dated February 13, 2008 relating to the Common Stock, $0.01 par value of Great Wolf Resorts, Inc. shall be filed on behalf of the undersigned.


SPRINGBOK CAPITAL MANAGEMENT, LLC**

By:  /s/  Gavin Saitowitz
-----------------------------------
   Name:  Gavin Saitowitz
   Title: Managing Member


SPRINGBOK CAPITAL MASTER FUND, LP**

By:  /s/  Gavin Saitowitz
-----------------------------------
   Name:  Gavin Saitowitz
   Title: Managing Member


     /s/  Gavin Saitowitz**
-----------------------------------
          Gavin Saitowitz





SK 22166 0002 852284